PRICING SUPPLEMENT NO. 1221
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-177923
Dated March 26, 2013



Optimization

JPMorgan Chase & Co. Buffered Autocallable Optimization Securities

$2,866,050 Linked to the SPDR® S&P 500® ETF Trust due September 30, 2014
$7,870,000 Linked to the iShares® Russell 2000 Index Fund due September 30, 2014

Investment Description

Buffered Autocallable Optimization Securities are unsecured and unsubordinated debt securities issued by JPMorgan Chase & Co. ("JPMorgan Chase") (each, a "Security" and collectively, the "Securities") linked to the performance of a specific exchange-traded fund (the "Fund"). The Securities are designed for investors who believe that the price of one share of the applicable Fund will remain flat or increase during the term of the Securities. If the applicable Fund closes at or above the applicable Initial Share Price (subject to adjustments, in the sole discretion of the calculation agent, in the case of certain events described in the accompanying product supplement no. UBS-7-II under "General Terms of Securities — Anti-Dilution Adjustments") on any Observation Date, JPMorgan Chase will automatically call the Securities and pay you a Call Price equal to the principal amount per Security *plus* a Call Return. The applicable Call Return increases the longer the Securities are outstanding. If by maturity the Securities have not been called and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price does not exceed the applicable Buffer Amount, JPMorgan Chase will repay the principal amount at maturity. However, if the percentage decline from the applicable Initial Share Price to the applicable Final Share Price exceeds the applicable Buffer Amount, JPMorgan Chase will repay less than the principal amount, resulting in a loss on your investment that is equal to the percentage decline in the price of one share of the applicable Fund in excess of the applicable Buffer Amount. You will receive a positive return on the Securities only if the applicable Fund closes at a price equal to or above the applicable Initial Share Price on any Observation Date, including the Final Valuation Date.

Investing in the Securities involves significant risks. The Securities do not pay interest. You may lose a significant portion of your principal amount if the Securities have not been called and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price is greater than the applicable Buffer Amount. The downside market exposure to the applicable Fund is subject to the applicable Buffer Amount only at maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features

☐ **Call Return:** JPMorgan Chase will automatically call the Securities for a Call Price equal to the principal amount *plus* a Call Return if the closing price of one share of the applicable Fund on any Observation Date is equal to or greater than the applicable Initial Share Price. The applicable Call Return increases the longer the Securities are outstanding. If the Securities are not called, investors will have the potential for downside equity market risk at maturity.

☐ **Buffered Downside Market Exposure:** If you hold the Securities to maturity, the Securities have not been called on any Observation Date, including the Final Valuation Date, and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price is equal to or less than the applicable Buffer Amount, JPMorgan Chase will repay the principal amount of your Securities. However, if the percentage decline from the applicable Initial Share Price to the applicable Final Share Price is greater than the applicable Buffer Amount, JPMorgan Chase will pay you less than the principal amount of your Securities, resulting in a loss that is equal to the percentage decline in the applicable Fund in excess of the applicable Buffer Amount. Accordingly, you could lose some or a significant portion of the principal amount. The downside market exposure to the applicable Fund is subject to the applicable Buffer Amount only at maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase.

Key Dates

Trade Date[1]	March 26, 2013
Settlement Date[1]	March 28, 2013
Observation Dates[1]	Quarterly, beginning September 24, 2013 (see page 4)
Final Valuation Date[1]	September 24, 2014
Maturity Date[1]	September 30, 2014

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Securities — Call Feature" and "Description of Securities — Payment at Maturity" in the accompanying product supplement no. UBS-7-II

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN CHASE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE APPLICABLE FUND, SUBJECT TO THE APPLICABLE BUFFER AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-7 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. UBS-7-II AND UNDER "RISK FACTORS" BEGINNING ON PAGE US-1 OF THE ACCOMPANYING UNDERLYING SUPPLEMENT NO. 1-I BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR A SIGNIFICANT PORTION OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

This pricing supplement relates to two (2) separate Security offerings. Each issuance of offered Securities is linked to one, and only one, Fund. You may participate in either of the two (2) Security offerings or, at your election, in both of the offerings. This pricing supplement does not, however, allow you to purchase a Security linked to a basket of both of the Funds described below. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. Each of the two (2) Security offerings is linked to a different Fund, and each of the two (2) Security offerings has its own Call Return rate, Initial Share Price and Buffer Amount. **The performance of each Security offering will not depend on the performance of the other Security offering.**

Fund	Call Return Rate	Initial Share Price	Buffer Amount	CUSIP	ISIN
SPDR® S&P 500® ETF Trust	6.06% per annum	$156.15	5%	48126E156	US48126E1560
iShares® Russell 2000 Index Fund	8.44% per annum	$94.25	5%	48126E149	US48126E1495

See "Additional Information about JPMorgan Chase & Co. and the Securities" in this pricing supplement. Each Security we are offering will have the terms specified in the prospectus dated November 14, 2011, the prospectus supplement dated November 14, 2011, product supplement no. UBS-7-II dated September 19, 2012, underlying supplement no. 1-I dated November 14, 2011 and this pricing supplement. *The terms of the Securities as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in product supplement no. UBS-7-II, will supersede the terms set forth in product supplement no. UBS-7-II.*

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement, product supplement no. UBS-7-II and underlying supplement no. 1-I. Any representation to the contrary is a criminal offense.

Offering of Securities	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the SPDR® S&P 500® ETF Trust	$2,866,050	$10	$42,990.75	$0.15	$2,823,059.25	$9.85
Securities linked to the iShares® Russell 2000 Index Fund	$7,870,000	$10	$118,050.00	$0.15	$7,751,950.00	$9.85

[1] The price to the public includes the estimated cost of hedging our obligations under the Securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-25 of the accompanying product supplement no. UBS-7-II.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.15 per $10 principal amount Security.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.   J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Securities

This pricing supplement relates to two (2) separate Security offerings. Each issue of the offered Securities is linked to one, and only one, Fund. The purchaser of a Security will acquire a security linked to a single Fund (not to a basket or index that includes the other Fund). You may participate in either of the two (2) Security offerings or, at your election, in both of the offerings. We reserve the right to withdraw, cancel or modify either offering and to reject orders in whole or in part. While each Security offering relates only to a single Fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Fund (or the other Fund) or as to the suitability of an investment in the Securities.

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these Securities are a part, and the more detailed information contained in product supplement no. UBS-7-II dated September 19, 2012 and underlying supplement no. 1-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the Securities, supplements the free writing prospectus related hereto dated March 20, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-7-II and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the Securities involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦ Product supplement no. UBS-7-II dated September 19, 2012:
http://www.sec.gov/Archives/edgar/data/19617/000095010312004859/crt_dp32947-424b2.pdf

♦ Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

♦ Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

♦ Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

As used in this pricing supplement, the "issuer," "JPMorgan Chase," "we," "us" and "our" refer to JPMorgan Chase & Co.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of some or a significant portion of your principal amount.

♦ You can tolerate a loss of some or a significant portion of your principal amount and are willing to make an investment that has comparable downside market risk as an investment in the applicable Fund, subject to the applicable Buffer Amount at maturity.

♦ You believe the applicable Fund will close at or above the applicable Initial Share Price on one of the specified Observation Dates, including the Final Valuation Date.

♦ You understand and accept that you will not participate in any appreciation in the price of one share of the applicable Fund and that your potential return is limited to the applicable Call Return.

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the applicable Fund.

♦ You are willing to invest in the Securities based on the Call Return rate of 6.06% per annum for Securities linked to the SPDR® S&P 500® ETF Trust and 8.44% per annum for Securities linked to the iShares® Russell 2000 Index Fund.

♦ You do not seek current income from this investment and are willing to forgo dividends paid on the applicable Fund.

♦ You are willing to invest in securities that may be called early or you are otherwise willing to hold such securities to maturity, a term of approximately 18 months.

♦ You accept that there may be little or no secondary market for the Securities and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC ("JPMS"), is willing to trade the Securities.

♦ You are willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of some or a significant portion of your principal amount.

♦ You cannot tolerate a loss of some or a significant portion of your principal amount and are unwilling to make an investment that has comparable downside market risk as an investment in the applicable Fund, subject to the applicable Buffer Amount at maturity.

♦ You require an investment designed to provide a full return of principal at maturity.

♦ You do not believe the applicable Fund will close at or above the Initial Share Price on any of the specified Observation Dates, including the Final Valuation Date.

♦ You seek an investment that participates in the full appreciation in the price of one share of the applicable Fund or that has unlimited return potential.

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the applicable Fund.

♦ You are not willing to invest in the Securities based on the Call Return rate of 6.06% per annum for Securities linked to the SPDR® S&P 500® ETF Trust and 8.44% per annum for Securities linked to the iShares® Russell 2000 Index Fund.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from this investment or prefer to receive the dividends paid on the applicable Fund.

♦ You are unable or unwilling to hold securities that may be called early, or you are otherwise unable or unwilling to hold such securities to maturity, a term of approximately 18 months, or you seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this pricing supplement, "Risk Factors" in the accompanying product supplement no. UBS-7-II and "Risk Factors" in the accompanying underlying supplement no. 1-I for risks related to an investment in the Securities.

Final Terms

Issuer	JPMorgan Chase & Co.
Issue Price	$10.00 per Security
Fund	SPDR® S&P 500® ETF Trust iShares® Russell 2000 Index Fund
Principal Amount	$10 per Security (subject to a minimum purchase of 100 Securities or $1,000)
Term[1]	Approximately 18 months, unless called earlier
Call Feature	The Securities will be called if the closing price of one share of the applicable Fund on any Observation Date is equal to or greater than the applicable Initial Share Price. If the Securities are called, JPMorgan Chase will pay you on the applicable Call Settlement Date a cash payment per Security equal to the applicable Call Price for the applicable Observation Date.
Observation Dates[1]	The first Observation Date will occur on September 24, 2013 (6 months after the Trade Date); the Observation Dates will occur quarterly thereafter on December 24, 2013, March 24, 2014, June 24, 2014 and September 24, 2014 (Final Valuation Date)
Call Settlement Dates[1]	2nd business day following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the Maturity Date.
Call Return	The Call Return for each Security increases the longer the Securities are outstanding and is based upon a rate of 6.06% per annum for Securities linked to the SPDR® S&P 500® ETF Trust and 8.44% per annum for Securities linked to the iShares® Russell 2000 Index Fund.
Call Price	The Call Price for each Security equals the principal amount per Security *plus* the applicable Call Return.
Payment at Maturity (per $10 Security)	**If the Securities are not automatically called and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price does not exceed the applicable Buffer Amount,** we will pay you a cash payment at maturity of $10 per $10 principal amount Security. **If the Securities are not automatically called and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price exceeds the applicable Buffer Amount,** we will pay you a cash payment at maturity that is less than $10 per $10 principal amount Security, equal to: $10 × (1 + Fund Return + Buffer Amount) *Accordingly, you will incur a loss equal to the applicable Fund's decline in excess of the applicable Buffer Amount and you may lose a significant portion of your principal at maturity, depending on how much the applicable Fund declines.*
Fund Return	$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$
Initial Share Price[2]	The closing price of one share of the applicable Fund on the Trade Date, *divided* by the applicable Share Adjustment Factor: $156.15 for Securities linked to the SPDR® S&P 500® ETF Trust $94.25 for Securities linked to the iShares® Russell 2000 Index Fund
Final Share Price	The closing price of one share of the applicable Fund on the Final Valuation Date
Share Adjustment Factor[2]	Set equal to 1.0 on the Trade Date
Buffer Amount	For Securities linked to the SPDR® S&P 500® ETF Trust: 5.00% For Securities linked to the iShares® Russell 2000 Index Fund: 5.00%

[1] See footnote 1 under "Key Dates" on the front cover

[2] Subject to adjustment upon the occurrence of certain events affecting the Fund as described under "General Terms of Securities — Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-7-II.

Investment Timeline

Trade Date

The closing price of one share of the applicable Fund is determined and the applicable Call Return rate is set.

Observation Dates

The Securities will be called if the closing price of one share of the applicable Fund on any Observation Date is equal to or greater than the applicable Initial Share Price.

If the Securities are called, JPMorgan Chase will pay the applicable Call Price for the applicable Observation Date. This payment is equal to the principal amount *plus* an amount based on the applicable Call Return rate.

Maturity Date

The applicable Final Share Price is determined as of the Final Valuation Date.

If the Securities are not automatically called and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price does not exceed the applicable Buffer Amount, JPMorgan Chase will pay you a cash payment at maturity of $10 per $10 principal amount Security.

If the Securities are not automatically called and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price exceeds the applicable Buffer Amount, we will pay you a cash payment at maturity that is less than $10 per $10 principal amount Security, equal to:

$10 × (1 + Fund Return + Buffer Amount) per $10 principal amount Security

Accordingly, you will incur a loss equal to the applicable Fund's decline in excess of the applicable Buffer Amount and you may lose a significant portion of your principal at maturity, depending on how much the applicable Fund declines.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR A SIGNIFICANT PORTION OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Call Returns/Call Prices for Each Offering of the Securities

Observation Dates†	Call Settlement Dates†	Securities linked to the SPDR® S&P 500® ETF Trust		Securities linked to the iShares® Russell 2000 Index Fund	
		Call Return (numbers below reflect the rate of 6.06%* per annum)	Call Price (per $10)	Call Return (numbers below reflect the rate of 8.44%* per annum)	Call Price (per $10)
September 24, 2013	September 26, 2013	3.030%	$10.3030	4.22%	$10.422
December 24, 2013	December 27, 2013	4.545%	$10.4545	6.33%	$10.633
March 24, 2014	March 26, 2014	6.060%	$10.6060	8.44%	$10.844
June 24, 2014	June 26, 2014	7.575%	$10.7575	10.55%	$11.055
September 24, 2014 (Final Valuation Date)	September 30, 2014 (Maturity Date)	9.090%	$10.9090	12.66%	$11.266

† See footnote 1 under "Key Dates" on the cover

What Are the Tax Consequences of the Securities?

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-7-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Securities.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Securities as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your Securities should be treated as short-term capital gain or loss unless you hold your Securities for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Securities at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the Securities, in which case the timing and character of any income or loss on the Securities could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders – Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the Securities are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to Securities held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the applicable Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-7-II and the "Risk Factors" section of the accompanying underlying supplement no. 1-I. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

Risks Relating to the Securities Generally

♦ **Your Investment in the Securities May Result in a Loss of Some or A Significant Portion of Your Principal** — The Securities differ from ordinary debt securities in that JPMorgan Chase will not necessarily repay the full principal amount of the Securities. If the Securities are not called and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price exceeds the applicable Buffer Amount, JPMorgan Chase will repay less than the full principal amount at maturity by a percentage equal to the excess decline. Under these circumstances, you will lose 1% of your principal for every 1% that the applicable Fund has declined by more than the applicable Buffer Amount and you could lose a significant portion of your principal amount. As a result, your investment in the Securities may not perform as well as an investment in a security that does not have the potential for downside exposure to the applicable Fund at maturity.

♦ **Credit Risk of JPMorgan Chase & Co.** — The Securities are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Securities are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Securities and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

♦ **Downside Market Exposure to the Applicable Fund Is Buffered Only If You Hold the Securities to Maturity** — If you are able to sell your Securities in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the applicable Fund has not declined by more than the applicable Buffer Amount. If by maturity the Securities have not been called and the percentage decline from the applicable Initial Share Price to the applicable Final Share Price does not exceed the applicable Buffer Amount, JPMorgan Chase will repay the principal amount at maturity. However, if the percentage decline from the applicable Initial Share Price to the applicable Final Share Price exceeds the applicable Buffer Amount, JPMorgan Chase will repay less than the principal amount, resulting in a loss on your investment that is equal to the percentage decline in the price of one share of the applicable Fund in excess of the applicable Buffer Amount. Downside market exposure to the applicable Fund is buffered only if you hold your Securities to maturity.

♦ **Limited Return on the Securities**— Your potential gain on the Securities will be limited to the applicable Call Return, regardless of the appreciation in the closing price of one share of the applicable Fund, which may be significant. Because the applicable Call Return increases the longer the Securities have been outstanding and the Securities can be called as early as the first Observation Date, the term of the Securities could be cut short and the return on the Securities would be less than if the Securities were called at a later date. In addition, because the closing price of one share of the applicable Fund at various times during the term of the Securities could be higher than on the Observation Dates and on the Final Valuation Date, you may receive a lower payment if the Securities are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the applicable Fund. Even though you will not participate in any potential appreciation of the applicable Fund, you may be exposed to the applicable Fund's downside market risk in excess of the applicable Buffer Amount.

♦ **The Probability That the Applicable Final Share Price Will Be Less Than the Applicable Initial Share Price by More Than the Applicable Buffer Amount on the Final Valuation Date Will Depend on the Volatility of the Applicable Fund** — "Volatility" refers to the frequency and magnitude of changes in the price of one share of the applicable Fund. Greater expected volatility with respect to the applicable Fund reflects a higher expectation as of the Trade Date that the price of one share of the applicable Fund could decline by more than the applicable Buffer Amount from the Trade Date to the Final Valuation Date, resulting in the loss of some or a significant portion of your principal amount. In addition, the applicable Call Return rate is set on the Trade Date and depends in part on this expected volatility. However, a Fund's volatility can change significantly over the term of the Securities. The price of one share of the applicable Fund could fall sharply, which could result in a significant loss of principal.

♦ **Reinvestment Risk** — If your Securities are called early, the holding period over which you would receive the per annum return of (i) 6.06% per annum for Securities linked to the SPDR® S&P 500® ETF Trust and (ii) 8.44% per annum for Securities linked to the iShares® Russell 2000 Index Fund could be as little as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable rate of return for a similar level of risk in the event the Securities are called prior to the maturity date.

♦ **No Periodic Interest Payments** — You will not receive any periodic interest payments on the Securities.

♦ **Potential Conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse

to yours and could adversely affect any payment on the Securities and the value of the Securities. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Securities declines. Please refer to "Risk Factors — Risks Relating to the Securities Generally" in the accompanying product supplement no. UBS-7-II for additional information about these risks.

In addition, we are currently one of the companies that make up the SPDR® S&P 500® ETF Trust and its underlying index. We will not have any obligation to consider your interests as a holder of the Securities in taking any corporate action that might affect the value of the SPDR® S&P 500® ETF Trust, its underlying index and the Securities.

♦ **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Securities Prior to Maturity** — While any payment on the Securities described in this pricing supplement is based on the full principal amount of your Securities, the original issue price of the Securities includes UBS's commission and the estimated cost of hedging our obligations under the Securities. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Securities" below. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **Investing in the Securities Is Not Equivalent to Investing in the Applicable Fund or the Equity Securities Composing the Applicable Fund** — Investing in the Securities is not equivalent to investing in the applicable Fund or the equity securities held by the applicable Fund. As an investor in the Securities, you will not have any ownership interest or rights in the applicable Fund or the equity securities held by the applicable Fund, such as voting rights, dividend payments or other distributions.

♦ **Your Return on the Securities Will Not Reflect Dividends on the Applicable Fund or the Equity Securities Composing the Applicable Fund** — Your return on the Securities will not reflect the return you would realize if you actually owned the applicable Fund or the equity securities held by the applicable Fund and received the dividends on the applicable Fund or those equity securities. This is because the calculation agent will calculate the amounts payable to you on the Securities by reference to the closing price of one share of the applicable Fund on the Observation Dates without taking into consideration the value of dividends on the applicable Fund or the equity securities held by the applicable Fund.

♦ **No Affiliation with the Funds or the Issuers of the Equity Securities Composing the Funds** — Although we are currently one of the companies that make up the SPDR® S&P 500® ETF Trust, we are not affiliated with the Funds or, to our knowledge, the other issuers of the equity securities composing the Funds. We have not independently verified the information about the Funds or the other issuers of the equity securities composing the Funds contained in this pricing supplement. You should make your own investigation into the applicable Fund and the issuers of the equity securities composing the applicable Fund. We are not responsible for the public disclosure of information by the Funds or the other issuers of the equity securities composing the Funds, whether contained in SEC filings or otherwise.

♦ **Lack of Liquidity** — The Securities will not be listed on any securities exchange. JPMS intends to offer to purchase the Securities in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which JPMS is willing to buy the Securities.

♦ **Hedging and Trading in the Applicable Fund** — While the Securities are outstanding, we or any of our affiliates may carry out hedging activities related to the Securities, including in the applicable Fund or instruments related to the applicable Fund. We or our affiliates may also trade in the applicable Fund or instruments related to the applicable Fund from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Securities could adversely affect whether the Securities will be automatically called and our payment to you at maturity if not previously called. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the Securities declines.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates** — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the applicable Fund and could affect the value of the applicable Fund, and therefore the market value of the Securities.

♦ **Tax Treatment** — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on the Market Price of the Applicable Fund** — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the applicable Fund and/or over-the-counter options, futures or other instruments with returns linked to the performance of the applicable Fund may adversely affect the market price of the applicable Fund and, therefore, the market value of the Securities.

♦ **Market Disruptions May Adversely Affect Your Return** — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the applicable Fund on an Observation Date, determining if the Securities are to be automatically called, calculating the applicable Fund Return if the Securities are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole

discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Securities, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Securities — Market Disruption Events" in the accompanying product supplement no. UBS-7-II.

♦ **Many Economic and Market Factors Will Impact the Value of the Securities** — In addition to the value of the applicable Fund and interest rates on any trading day, the value of the Securities will be impacted by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. UBS-7-II.

♦ **There Are Risks Associated with the Applicable Fund** — Although shares of the applicable Fund are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the applicable Fund or that there will be liquidity in the trading market. The applicable Fund is subject to management risk, which is the risk that the investment strategies of the applicable Fund's investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the applicable Fund, and consequently, the value of the Securities.

♦ **Differences Between the Applicable Fund and Its Underlying Index** — The applicable Fund does not fully replicate its underlying index, and may hold securities not included in its underlying index. In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of its underlying index. All of these factors may lead to a lack of correlation between the applicable Fund and its underlying index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the applicable Fund and its underlying index. Finally, because the shares of the applicable Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the applicable Fund may differ from the net asset value per share of the applicable Fund. For all of the foregoing reasons, the performance of the applicable Fund may not correlate with the performance of its underlying index.

♦ **Anti-Dilution Protection Is Limited** — Although the calculation agent will adjust the applicable Initial Share Price for certain events affecting the applicable Fund, the calculation agent is not required to make an adjustment for every event that can affect the applicable Fund. If an event occurs that does not require the calculation agent to adjust the applicable Initial Share Price, the market value of your Securities, whether the Securities will be automatically called and the payment at maturity if not previously called may be materially and adversely affected.

Risks Relating to Securities Linked to the iShares® Russell 2000 Index Fund

♦ **An Investment in the Securities is Subject to Risks Associated with Small Capitalization Stocks:** The equity securities held by the iShares® Russell 2000 Index Fund and included in the underlying index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

The examples below illustrate the hypothetical payment upon a call or at maturity under different hypothetical scenarios for a $10.00 Security on an offering of the Securities linked to a hypothetical Fund with the following assumptions (amounts have been rounded for ease of reference):

Principal Amount:	$10.00
Term:	Approximately 18 months (unless earlier called)
Initial Share Price:	$50.00
Call Return Rate:	4.00%* per annum, resulting in a Call Return of 2.00% of the principal amount if the Securities are called on the first Observation Date, 3.00% if the Securities are called on the second Observation Date, 4.00% if the Securities are called on the third Observation Date, 5.00% if the Securities are called on the fourth Observation Date and 6.00% if the Securities are called on the Final Valuation Date
Observation Dates:	Observation Dates will occur approximately 6, 9, 12, 15 and 18 months after the Trade Date as set forth under "Final Terms" in this pricing supplement.
Buffer Amount:	5.00%

* The actual Call Return rate and other terms for each Security have been set on the Trade Date and may be generally different from the hypothetical terms set forth above. The actual payment upon a call or at maturity applicable to your Securities may be more or less than the amounts displayed in these hypothetical scenarios. The actual terms for each Security are specified on the cover of this pricing supplement.

The examples below are purely hypothetical and are not based on any specific offering of Securities linked to any specific Fund. These examples are intended to illustrate how the value of any payment on the Securities will depend on the closing price on the Observation Dates.

Example 1 — Securities Are Called on the First Observation Date

Closing Price at first Observation Date:	$55.00 (at or above Initial Share Price, Securities are called)
Call Price (per Security):	$10.20

Because the Securities are called on the first Observation Date, we will pay you on the applicable Call Settlement Date a total Call Price of $10.20 per $10.00 principal amount (2.00% return on the Securities).

Example 2 — Securities Are Called on the Final Valuation Date

Closing Price at first Observation Date:	$45.00 (below Initial Share Price, Securities NOT called)
Closing Price at second Observation Date:	$40.00 (below Initial Share Price, Securities NOT called)
Closing Price at third Observation Date:	$45.00 (below Initial Share Price, Securities NOT called)
Closing Price at fourth Observation Date:	$35.00 (below Initial Share Price, Securities NOT called)
Closing Price at Final Valuation Date:	$55.00 (at or above Initial Share Price, Securities are called)
Call Price (per Security):	$10.60

Because the Securities are called on the Final Valuation Date, we will pay you on the applicable Call Settlement Date (which coincides with the Maturity Date in this example) a total Call Price of $10.60 per $10.00 principal amount (6.00% return on the Securities). ***This reflects the maximum payment on the Securities.***

Example 3 — Securities Are NOT Called and the percentage decline from the Initial Share Price to the Final Share Price does not exceed the Buffer Amount

Closing Price at first Observation Date:	$45.00 (below Initial Share Price, Securities NOT called)
Closing Price at second Observation Date:	$40.00 (below Initial Share Price, Securities NOT called)
Closing Price at third Observation Date:	$45.00 (below Initial Share Price, Securities NOT called)
Closing Price at fourth Observation Date:	$35.00 (below Initial Share Price, Securities NOT called)
Closing Price at Final Valuation Date:	$47.50 (below Initial Share Price, Securities NOT called)
Settlement Amount (per Security):	$10.00

Because the Securities are not called and the percentage decline from the Initial Share Price to the Final Share Price does not exceed the Buffer Amount, at maturity we will pay you a total of $10.00 per $10.00 principal amount (a 0% return on the Securities).

Example 4 — Securities Are NOT Called and the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount

Closing Price at first Observation Date:	$45.00 (below Initial Share Price, Securities NOT called)
Closing Price at second Observation Date:	$40.00 (below Initial Share Price, Securities NOT called)
Closing Price at third Observation Date:	$45.00 (below Initial Share Price, Securities NOT called)
Closing Price at fourth Observation Date:	$35.00 (below Initial Share Price, Securities NOT called)
Closing Price at Final Valuation Date:	$25.00 (below Initial Share Price, Securities NOT called)

Settlement Amount (per Security):	$10.00 × (1 + Fund Return + Buffer Amount)
	$10.00 × (1 + -50% + 5%)
	$5.50

Because the Securities are not called and the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount, at maturity we will pay you a total of $5.50 per $10.00 principal amount (a 45% loss on the Securities).

The hypothetical returns and hypothetical payments on the Securities shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Included on the following pages is a brief description of the Funds. This information has been obtained from publicly available sources, without independent verification. Set forth below is a table that provides the quarterly high and low closing prices of one share of each Fund. The information given below is for the four calendar quarters in each of 2008, 2009, 2010, 2011 and 2012. Partial data is provided for the first calendar quarter of 2013. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg"), without independent verification. You should not take the historical prices of any Fund as an indication of future performance.

The SPDR® S&P 500® ETF Trust

The SPDR® S&P 500® ETF Trust is a registered investment company whose Trust Units (which we refer to as "shares") represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index. The SPDR® S&P 500® ETF Trust's objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index, which we refer to as the Underlying Index with respect to the SPDR® S&P 500® ETF Trust. The S&P 500® Index consists of 500 component stock selected to provide a performance benchmark for the U.S. equity markets. Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov. In addition, information about the SPDR® S&P 500® ETF Trust may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. For additional information about the SPDR® S&P 500® ETF Trust, see the information set forth under "Fund Descriptions — The SPDR® S&P 500® ETF Trust" in the accompanying underlying supplement no. 1-I.

Historical Information Regarding the SPDR® S&P 500® ETF Trust

The following table sets forth the quarterly high and low closing prices of one share of the SPDR® S&P 500® ETF Trust, based on daily closing prices as reported by Bloomberg, without independent verification. The closing price of one share of the Fund on March 26, 2013 was $156.15. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for certain actions such as stock splits.

Since its inception, the price of the SPDR® S&P 500® ETF Trust has experienced significant fluctuations. The historical performance of the SPDR® S&P 500® ETF Trust should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the SPDR® S&P 500® ETF Trust during the term of the Securities. We cannot give you assurance that the performance of the SPDR® S&P 500® ETF Trust will result in the return of any of your initial investment at maturity in excess of the applicable Buffer Amount, subject to the creditworthiness of JPMorgan Chase. We make no representation as to the amount of dividends, if any, that the SPDR® S&P 500® ETF Trust will pay in the future. In any event, as an investor in the Securities, you will not be entitled to receive dividends, if any, that may be payable on the SPDR® S&P 500® ETF Trust.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/1/2008	3/31/2008	$144.94	$127.90	$131.89
4/1/2008	6/30/2008	$143.08	$127.69	$128.04
7/1/2008	9/30/2008	$130.70	$111.38	$116.54
10/1/2008	12/31/2008	$116.00	$75.95	$90.33
1/1/2009	3/31/2009	$93.44	$68.11	$79.44
4/1/2009	6/30/2009	$95.09	$81.00	$91.92
7/1/2009	9/30/2009	$107.33	$87.95	$105.56
10/1/2009	12/31/2009	$112.67	$102.54	$111.44
1/1/2010	3/31/2010	$117.40	$105.87	$116.99
4/1/2010	6/30/2010	$121.79	$103.22	$103.22
7/1/2010	9/30/2010	$114.79	$102.20	$114.12
10/1/2010	12/31/2010	$125.92	$113.75	$125.78
1/1/2011	3/31/2011	$134.57	$126.21	$132.51
4/1/2011	6/30/2011	$136.54	$126.81	$131.97
7/1/2011	9/30/2011	$135.46	$112.26	$113.17
10/1/2011	12/31/2011	$128.68	$109.93	$125.50
1/1/2012	3/31/2012	$141.61	$127.49	$140.72
4/1/2012	6/30/2012	$141.79	$128.10	$136.27
7/1/2012	9/30/2012	$147.24	$133.51	$143.93
10/1/2012	12/31/2012	$146.27	$135.70	$142.52
1/1/2013	3/26/2013*	$156.73	$145.53	$156.15

*As of the date of this pricing supplement, available information for the first calendar quarter of 2013 includes data for the period from January 1, 2013 through March 26, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2013.

The graph below illustrates the daily performance of the SPDR® S&P 500® ETF Trust from January 2, 2003 through March 26, 2013, based on information from Bloomberg, without independent verification.

Past performance of the Fund is not indicative of the future performance of the Fund.



The iShares® Russell 2000 Index Fund

The iShares® Russell 2000 Index Fund is an exchange-traded fund of the iShares® Trust, a registered investment company that consists of separate investment portfolios, and managed by BlackRock Fund Advisors, the investment adviser to the iShares® Russell 2000 Index Fund. The iShares® Russell 2000 Index Fund seeks investment results that, before expenses, generally correspond to the price and yield performance of the Russell 2000® Index, which we refer to as the Underlying Index with respect to the iShares® Russell 2000 Index Fund. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. In addition, information about the iShares® Russell 2000 Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. For additional information about the iShares® Russell 2000 Index Fund, see the information set forth under "Fund Descriptions — The iShares® Russell 2000 Index Fund" in the accompanying underlying supplement no. 1-I.

Historical Information Regarding the iShares® Russell 2000 Index Fund

The following table sets forth the quarterly high and low closing prices of one share of the iShares® Russell 2000 Index Fund, based on daily closing prices as reported by Bloomberg, without independent verification. The closing price of one share of the iShares® Russell 2000 Index Fund on March 26, 2013 was $94.25. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for certain actions such as stock splits.

Since its inception, the price of the iShares® Russell 2000 Index Fund has experienced significant fluctuations. The historical performance of the iShares® Russell 2000 Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the iShares® Russell 2000 Index Fund during the term of the Securities. We cannot give you assurance that the performance of the iShares® Russell 2000 Index Fund will result in the return of any of your initial investment at maturity in excess of the applicable Buffer Amount, subject to the creditworthiness of JPMorgan Chase. We make no representation as to the amount of dividends, if any, that the iShares® Russell 2000 Index Fund will pay in the future. In any event, as an investor in the Securities, you will not be entitled to receive dividends, if any, that may be payable on the iShares® Russell 2000 Index Fund.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/1/2008	3/31/2008	$75.12	$64.30	$68.51
4/1/2008	6/30/2008	$76.17	$68.47	$69.03
7/1/2008	9/30/2008	$75.20	$65.50	$68.39
10/1/2008	12/31/2008	$67.02	$38.58	$49.27
1/1/2009	3/31/2009	$51.27	$34.36	$41.94
4/1/2009	6/30/2009	$53.19	$42.82	$50.96
7/1/2009	9/30/2009	$62.02	$47.87	$60.23
10/1/2009	12/31/2009	$63.36	$56.22	$62.26
1/1/2010	3/31/2010	$69.25	$58.68	$67.81
4/1/2010	6/30/2010	$74.14	$61.08	$61.08
7/1/2010	9/30/2010	$67.67	$59.04	$67.47
10/1/2010	12/31/2010	$79.22	$66.94	$78.23
1/1/2011	3/31/2011	$84.17	$77.18	$84.17
4/1/2011	6/30/2011	$86.37	$77.77	$82.80
7/1/2011	9/30/2011	$85.65	$64.25	$64.25
10/1/2011	12/31/2011	$76.45	$60.97	$73.69
1/1/2012	3/31/2012	$84.41	$74.56	$82.85
4/1/2012	6/30/2012	$83.79	$73.64	$79.65
7/1/2012	9/30/2012	$86.40	$76.68	$83.46
10/1/2012	12/31/2012	$84.69	$76.88	$84.29
1/1/2013	3/26/2013*	$94.80	$86.65	$94.25

*As of the date of this pricing supplement, available information for the first calendar quarter of 2013 includes data for the period from January 1, 2013 through March 26, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2013.

The graph below illustrates the daily performance of the iShares® Russell 2000 Index Fund from January 2, 2003 through March 26, 2013, based on information from Bloomberg, without independent verification.

Past performance of the Fund is not indicative of the future performance of the Fund.



Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Securities that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMS intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-25 of the accompanying product supplement no. UBS-7-II.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the Securities offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Securities will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the Securities and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.